Filed by Cooper Industries plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-31330
Date: October 11, 2012

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you are in any doubt about the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser.

This document should be read in conjunction with the joint proxy statement/prospectus dated 14 September 2012 (the “Joint Proxy Statement/Prospectus”) setting out, amongst other things, the terms of the scheme of arrangement (the “Scheme”) pursuant to which Eaton Corporation (through the formation of a new holding company incorporated in Ireland) will acquire Cooper Industries plc.

If you have any questions on this document, you should contact Terrance V. Helz at Cooper Industries plc at 713-209-8408.

PROPOSAL TO EQUITY AWARD HOLDERS UNDER THE

Cooper Industries plc 2011 Omnibus Incentive Compensation Plan,

Cooper Industries plc Amended and Restated Stock Incentive Plan,

Amended and Restated Cooper Industries plc Directors’ Stock Plan and

Cooper Industries plc Amended and Restated Directors’ Retainer Fee
Stock Plan

in connection with the

scheme oF arrangement

in respect of the proposed acquisition of

COOPER INDUSTRIES PLC

by a company to be re-registered as

EATON CORPORATION PLC

The Morgan Stanley, Citi Global Markets Inc. and Goldman Sachs & Co. opinions which are annexed to the Joint Proxy Statement/Prospectus do not constitute recommendations as to how holders of awards in respect of ordinary shares of Cooper Industries plc (“Cooper”) may decide to act with respect to the equity awards held by them and nor do they express an opinion as to what the value of Eaton Corporation plc (“New Eaton”) shares will be when issued or the price at which New Eaton shares will trade at any time.  The directors of Eaton Corporation (“Eaton”) accept responsibility for the information contained in this document, other than that relating to Cooper, its Associates and the directors of Cooper and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Eaton (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.  The directors of Cooper accept responsibility for the information contained in this document relating to Cooper and its Associates and the directors of Cooper and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Scheme or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The distribution of this document in or into certain jurisdictions may be restricted by the laws of those jurisdictions.  Accordingly, copies of this document and all other documents relating to the Scheme are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any restricted jurisdiction.  Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions.  Failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Morgan Stanley and Citi are acting for Eaton and no one else in connection with the transaction and will not be responsible to anyone other than Eaton for providing the protections afforded to clients of Morgan Stanley or Citi or for providing advice in relation to the transaction, the contents of this communication or any transaction or arrangement referred to herein.

Goldman Sachs is acting exclusively for Cooper and no one else in connection with the transaction and will not be responsible to anyone other than Cooper for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the transaction, the contents of this communication or any transaction or arrangement referred to herein.

Important Additional Information Has Been and Will be Filed with the SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of New Eaton. The registration statement was declared effective on September 7, 2012. Eaton and Cooper have commenced sending to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, New Eaton, the transaction and related matters. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Eaton, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and New Eaton with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, OH 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.

2

JOINT LETTER FROM EATON CORPORATION
AND cooper industries PLC

Eaton Corporation	Cooper Industries plc
Principal Office:	Registered Office:

Eaton Center, 1111 Superior Avenue Cleveland, Ohio	Unit F10, Maynooth Business Campus, Maynooth, Co. Kildare
United States	Ireland
Registered Number: 471594
Directors	Directors
George S. Barrett*	Stephen G. Butler*
Todd M. Bluedorn*	Ivor J. Evans*
Christopher M. Connor*	Kirk S. Hachigian
Michael J. Critelli*	Linda A. Hill*
Alexander M. Cutler	Lawrence D. Kingsley*
Charles E. Golden*	James J. Postl*
Arthur E. Johnson*	Dan F. Smith*
Ned C. Lautenbach*	Gerald B. Smith*
Deborah L. McCoy*	Mark S. Thompson*
Gregory R. Page*	*non-executive
*non-executive

Senior Vice President and Secretary Thomas E. Moran	Company Secretary Terrance V. Helz

 October 11, 2012

Dear Cooper Equity Award Holder,

1.                  Introduction

As previously announced, on May 21, 2012, Cooper Industries plc (“Cooper”) entered into a transaction agreement (the “Transaction Agreement”) with Eaton Corporation (“Eaton”) pursuant to which Eaton will acquire Cooper through the formation of a new holding company incorporated in Ireland that will be re-registered as Eaton Corporation plc (“New Eaton”).  The acquisition of Cooper will be effected by means of a “scheme of arrangement” under Irish law.  As consideration for the acquisition, Cooper shareholders will receive $39.15 in cash and 0.77479 of a New Eaton ordinary share for each Cooper share.

The purpose of this communication is to inform you how the scheme of arrangement, or scheme, will affect outstanding awards with respect to ordinary shares of Cooper, certain types of which you may hold.

2.                  Treatment of Outstanding Equity Awards in the Scheme

Treatment of Cooper Stock Options

Stock Options Granted Under Cooper’s 2011 Omnibus Incentive Compensation Plan. Each award of stock options granted under Cooper’s 2011 Omnibus Incentive Compensation Plan (that is, stock options granted on or after July 2011) that is outstanding as of the effective time of the scheme, whether or not vested, will, in accordance with the terms of the plan, be converted into the right to receive the consideration per share payable to Cooper shareholders under the scheme with respect to the net number of Cooper ordinary shares subject to the stock option (as determined pursuant to the following formula), less any applicable tax withholdings (which will be deducted first from the cash portion of such consideration and then from the share portion). The net number of Cooper ordinary shares subject to the stock option will be determined by multiplying (a) the number of Cooper ordinary shares subject to the stock option, by (b) the excess, if any, of the closing price of a Cooper ordinary share on the effective date or such earlier date on which Cooper ordinary shares were last traded over the per share exercise price of the stock option, and dividing by (c) the value of the consideration per share payable to Cooper shareholders under the scheme.

All Other Stock Options. Each award of stock options granted under a plan other than Cooper’s 2011 Omnibus Incentive Compensation Plan (that is, stock options granted before July 2011) that is outstanding as of the effective time of the scheme, whether or not vested, will, in accordance with the terms of the applicable plan, be converted into the right to receive a cash payment equal to (a) the number of Cooper ordinary shares subject to the stock option, multiplied by (b) the excess, if any, of the value of the consideration per share payable to Cooper shareholders under the scheme (or, if greater, the closing price of a Cooper share on the effective date or such earlier date on which Cooper shares were last traded) over the per share exercise price of the stock option, less any applicable tax withholdings.

Treatment of Other Cooper Equity-Based Awards

Restricted Share Units and Performance Shares Granted Under Cooper’s 2011 Omnibus Incentive Compensation Plan or Cooper’s Amended and Restated Stock Incentive Plan (other than Cooper Share Awards included in Deferral Accounts). Each award of restricted share units or performance shares granted under Cooper’s 2011 Omnibus Incentive Compensation Plan or Cooper’s Amended and Restated Stock Incentive Plan that is outstanding as of the effective time of the scheme will, in accordance with the terms of the applicable plan, become fully vested and be converted into the right to receive the consideration per share payable to Cooper shareholders under the scheme, less any applicable tax withholdings (which will be deducted first from the cash portion of such consideration and then from the share portion). With respect to performance share awards, (a) for any such award granted under Cooper’s Amended and Restated Stock Incentive Plan, the number of Cooper ordinary shares subject thereto will be determined based on target performance levels and (b) for any such award granted under Cooper’s 2011 Omnibus Incentive Compensation Plan, the number of Cooper ordinary shares subject thereto will be determined based on the greater of target and actual performance levels.

Deferred Restricted Share Units and Performance Shares Granted Under Cooper’s Amended and Restated Stock Incentive Plan. Each award of restricted share units or performance shares that has been deferred under Cooper’s Amended and Restated Stock Incentive Plan and that is outstanding as of the effective time of the scheme will, in accordance with the terms of such plan, be converted into the right to receive an amount in cash equal to the value of the consideration per share payable to Cooper shareholders under the scheme (or, if greater, the closing price of a Cooper ordinary share on the effective date or such earlier date on which Cooper ordinary shares were last traded), less any applicable tax withholdings.

Cooper Share Awards Granted Under Cooper’s Amended and Restated Directors’ Stock Plan or Cooper’s Amended and Restated Directors’ Retainer Fee Stock Plan. Each Cooper share award granted under Cooper’s Amended and Restated Directors’ Stock Plan or Cooper’s Amended and Restated Directors’ Retainer Fee Stock Plan or included in a deferral account under such plans that is outstanding as of the effective time of the scheme will, in accordance with the terms of the applicable plan, whether or not then vested, become fully vested and be converted into the right to receive an amount in cash equal to the value of the consideration per share payable to Cooper shareholders under the scheme (or, if greater, the closing price of a Cooper ordinary share on the effective date or such earlier date on which Cooper ordinary shares were last traded), less any applicable tax withholdings.

Fractional Shares.  No fractional shares shall be issued with respect to any Cooper equity awards and all fractional shares shall be aggregated and sold in the market with the net proceeds of any such sale distributed pro-rata to such holders.

Dividend Equivalents. Dividend equivalents will be paid (a) in cash, with respect to dividend equivalents denominated in cash and (b) in the form of consideration (cash or the consideration payable to Cooper shareholders under the scheme) which mirrors the treatment of Cooper equity-based awards under the applicable plan pursuant to which such dividend equivalents were issued with respect to dividend equivalents denominated in Cooper shares.

3.                  Alternative of Exercising Vested Options

In addition, you will continue to have the right to exercise any vested Cooper stock options prior to the effective date, and other Cooper share awards shall continue to be settled, in accordance with the terms of the applicable plan and award agreement, subject to any restrictions on exercise during any blackout periods prior to the effective date.  In accordance with the terms of the Transaction Agreement, any Cooper ordinary shares that you hold as of the effective time of the scheme, whether as a result of the exercise of vested options, settlement of outstanding share awards or otherwise, will be converted into $39.15 in cash and 0.77479 of a New Eaton ordinary share, with cash being paid in lieu of any New Eaton fractional shares, and less any applicable tax withholdings.

4.                  Additional Information

For additional information regarding the scheme of arrangement and the terms of the Transaction Agreement, please see the Joint Proxy Statement/Prospectus, which, in case you have not already received it, is enclosed with this communication and which is also available on Cooper’s website at www.cooperindustries.com in the “Investors” section under the “2012 Special Meetings” tab.  The directors of Cooper consider, the contents of this document to be a complete and accurate summary of how the scheme of arrangement will affect your outstanding Cooper equity awards and, if you hold any vested Cooper stock options, your alternative of exercising such options prior to the effective date.  In addition, the directors of Cooper, who have been so advised by Goldman Sachs & Co., consider the terms of the treatment of the outstanding equity awards as set out in this document to be fair and reasonable having regard to the value of the scheme consideration.  In providing advice to the directors of Cooper, Goldman Sachs & Co. has taken account of the commercial assessments of such terms by the directors of Cooper.

If you hold vested Cooper stock options, the directors of Cooper are expressing no view as to whether the alternative described in Section 3 above may be more advantageous than the consequences described in Section 2.

Yours faithfully

Alexander M. Cutler On behalf of Eaton Corporation	Kirk S. Hachigian On behalf of Cooper Industries plc